Extraordinary Meeting of BiondVax Pharmaceuticals Ltd.

Date: April 6, 2021

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Proposals	For	Against	Abstain
1. To approve the terms of office of the Company's Chief Executive Officer, Mr. Amir Reichman;	☐	☐	☐
	Yes	**No**	
Are you a controlling shareholder or do you have a personal interest in approval of proposal 1 above (response required for vote to be counted)?	☐	☐	
2. To approve a change in the terms of cash compensation for Prof. Avner Rotman, Mr. Adi Raviv, Prof. George H. Lowell, Dr. Morris Laster, Dr. Yael Margolin and Mr. Samuel Moed, directors of the Company;	☐	☐	☐
3. To approve the grant of equity to Mr. Mark Germain, chairman of the board of directors, and Prof. Avner Rotman, Mr. Adi Raviv, Prof. George H. Lowell, Dr. Morris Laster, Dr. Yael Margolin and Mr. Isaac Devash, directors of the Company, as described in the Proxy Statement;	☐	☐	☐
4. To approve amendments to the terms of options previously granted to Mr. Samuel Moed, a director of the Company;	☐	☐	☐
5. To approve amendments to the terms of options previously granted to Mr. Mark Germain, chairman of the board of directors, and Prof. Avner Rotman, Mr. Adi Raviv, Prof. George H. Lowell, Dr. Morris Laster, Dr. Yael Margolin and Mr. Isaac Devash, directors of the Company;	☐	☐	☐
6. To approve a one-time payment to certain directors of the Company, including Mr. Mark Germain, chairman of the board of directors, for special recent efforts on behalf of the Company; and	☐	☐	☐
7. To approve an amendment to the Company's articles of association to increase the registered share capital of the Company.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

____________________ Please Sign Here ______________ Please Date Above

____________________ Please Sign Here ______________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary Meeting of BiondVax Pharmaceuticals Ltd. to be held April 6, 2021 For Holders as of March 1, 2021

MAIL

- **Mark, sign and date your Voting Instruction Form.**
- **Detach your Voting Instruction Form.**
- **Return your Voting Instruction Form in the postage-paid envelope provided.**

All votes must be received prior to 5:00 p.m. EST on April 2, 2021.

PROXY TABULATOR FOR
BIONDVAX PHARMACEUTICALS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

BiondVax Pharmaceuticals Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. EST on April 2, 2021)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **BiondVax Pharmaceuticals Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **March 1, 2021** at the **Extraordinary Meeting** of the Shareholders of **BiondVax Pharmaceuticals Ltd.** to be held on **April 6, 2021** at 4:00 pm (Israeli time), in the offices of Gross & Co., One Azrieli Center, Tel Aviv 6701101, Israel or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
BIONDVAX PHARMACEUTICALS LTD.
P.O. Box 8016
CARY, NC 27512-9903